UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14D–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

IMPERIAL SUGAR COMPANY

(Name of Subject Company)

LOUIS DREYFUS COMMODITIES SUBSIDIARY INC.

a wholly-owned Subsidiary of

LD COMMODITIES SUGAR HOLDINGS LLC

a wholly-owned Subsidiary of

LOUIS DREYFUS COMMODITIES LLC

(Names of Filing Persons (Offerors))

COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

453096208

(Cusip Number of Class of Securities)

Cornelius J. Grealy

Chief Legal Officer

Louis Dreyfus Commodities LLC

40 Danbury Road

P.O. Box 810

Wilton, CT 06897-0810

(203) 761-2351

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Roger W. Wells

McGrath North Mullin & Kratz, PC LLO

First National Tower, Suite 3700

1601 Dodge Street

Omaha, NE 68102

(402) 341-3070

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$79,215,044	$9,079

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (a) $6.35, the tender offer price, by (b) the sum of (i) 12,241,530, the issued and outstanding shares of Imperial Sugar common stock, (ii) 45,574, the number of shares of Imperial Sugar common stock issuable by Imperial Sugar upon the exercise of outstanding stock options pursuant to Imperial Sugar’s stock plans and (iii) 187,706, the number of shares of Imperial Sugar common stock issuable by Imperial Sugar upon the vesting of restricted stock awards pursuant to Imperial Sugar’s stock plans. The foregoing share figures have been provided by the issuer to the offerors and are as of May 8, 2012, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by .0001146.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,079	Filing Party: Louis Dreyfus Commodities Subsidiary Inc., LD Commodities Sugar Holdings LLC and Louis Dreyfus Commodities LLC
Form or Registration No.: Schedule TO	Date Filed: May 11, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.

☐	issuer tender offer subject to Rule 13e–4.

☐	going–private transaction subject to Rule 13e–3

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed by Louis Dreyfus Commodities Subsidiary Inc., a Texas corporation (“Purchaser”), a wholly-owned subsidiary of LD Commodities Sugar Holdings LLC, a Delaware limited liability company, a wholly-owned subsidiary of Louis Dreyfus Commodities LLC, a Delaware limited liability company. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, without par value per share (together with the associated preferred share purchase rights, the “Shares”), of Imperial Sugar Company, a Texas corporation, at $6.35 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 11, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal for Shares, dated May 11, 2012, and Letter of Transmitted for Restricted Shares, dated May 11, 2012, copies of which are attached as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) to the Schedule TO respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal for Shares and Letter of Transmitted for Restricted Shares, including all schedules thereto, as previously amended, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

This Amendment No. 2 is being filed to amend and supplement Item 11 as reflected below.

Item 11. Additional Information

(a) The Section 17 — “Certain Legal Matters; Regulatory Approvals — Litigation” is amended and restated as follows:

Litigation

On May 2, 2012, a putative shareholder derivative lawsuit captioned Smith v. Gaffney, et al., Cause No. 12-DCV-197904, was filed in the District Court of Fort Bend County, Texas. The petition names as defendants the members of the Imperial Sugar Board, as well as LDCLLC, LDCSH and Purchaser. Imperial Sugar was named as a nominal defendant. The plaintiff brought this action derivatively on behalf of Imperial Sugar against the members of the Imperial Sugar Board for alleged breaches of fiduciary duties and abuse of control in connection with the Offer and Merger. The petition alleges, among other things, that the members of the Imperial Sugar Board breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing and that their conduct constituted an abuse of their ability to control Imperial Sugar. The petition also alleges that LDCLLC, LDCSH and Purchaser aided and abetted such purported breaches of fiduciary duties. The petition seeks, among other things, to enjoin the defendants, and anyone acting in concert with them, from consummating the Offer and Merger and an award of attorneys’ fees and other fees and costs, in addition to other relief.

On May 2, 2012, a putative shareholder derivative lawsuit captioned Oshea v. Imperial Sugar Company, et al., Cause No. 12-DCV-197901, was filed in the District Court of Fort Bend County, Texas. The petition names as defendants Imperial Sugar, the members of the Imperial Sugar Board, as well as LDCSH and Purchaser. The plaintiff brought this action derivatively on behalf of Imperial Sugar against the members of the Imperial Sugar Board for alleged breaches of fiduciary duties in connection with the Offer and Merger. The petition alleges, among other things, that the members of the Imperial Sugar Board breached their fiduciary duties of loyalty, good faith, due care and disclosure. The petition also alleges that Imperial Sugar, LDCSH and Purchaser aided and abetted such purported breaches of fiduciary duties. The petition seeks, among other things, to enjoin the Offer and Merger, an award of damages and an award of attorneys’ fees and other fees and costs, in addition to other relief.

On May 3, 2012, the Imperial Sugar Board received a demand letter from counsel for two shareholders, Shmuel and Avrohom Zaks, containing similar assertions and requesting that Imperial Sugar terminate the proposed transaction. Among other things, this demand letter contends that Imperial Sugar’s directors were motivated by prospects for personal economic benefit and therefore cannot be considered disinterested.

On May 4, 2012, a putative shareholder derivative lawsuit captioned Gruber v. Coan, et al., Cause No. 2012-26265, was filed in the District Court of Harris County, Texas. The petition names as defendants the members of the Imperial Sugar Board, as well as LDCSH and Purchaser. Imperial Sugar was named as a nominal defendant. The plaintiff brought this action derivatively on behalf of Imperial Sugar against the members of the Imperial Sugar Board for alleged breaches of fiduciary duties in connection with the Offer and Merger. The petition alleges, among other things, that the members of the Imperial Sugar Board breached their fiduciary duties of loyalty, good faith, candor and independence. The petition also alleges that LDCSH and Purchaser aided and abetted such purported breaches of fiduciary duties. The petition seeks, among other things, to enjoin the members of the Imperial Sugar Board from consummating the Offer and Merger and an award of attorneys’ fees and other fees and costs, in addition to other relief. On May 9, 2012, the lawsuit was non-suited in the District Court of Harris County, Texas and re-filed in the District Court of Fort Bend County, Texas as Gruber v. Coan, et al., Cause No. 12-DCV-198031.

On May 4, 2012, a putative shareholder derivative lawsuit captioned Del Parigi v. Imperial Sugar Company, et al., Cause No. 12-DCV-197961, was filed in the District Court of Fort Bend County, Texas. The petition names as defendants Imperial Sugar, the members of the Imperial Sugar Board, as well as LDCSH and Purchaser. The plaintiff brought this action derivatively on behalf of Imperial Sugar against the members of the Imperial Sugar Board for alleged breaches of fiduciary duties in connection with the Offer and Merger. The petition alleges, among other things, that the members of the Imperial Sugar Board breached their fiduciary duties of loyalty, good faith, due care and disclosure. The petition also alleges that Imperial Sugar, LDCSH and Purchaser aided and abetted such purported breaches of fiduciary duties. The petition seeks, among other things, to enjoin the Offer and Merger, an award of damages and an award of attorneys’ fees and other fees and costs, in addition to other relief.

On May 7, 2012, a putative shareholder class action lawsuit captioned Kahn v. Gaffney, et al., Cause No. 12-DCV-197982, was filed in the District Court of Fort Bend County, Texas. The petition names as defendants the members of the Imperial Sugar Board, Imperial Sugar, as well as LDCLLC and Purchaser. The plaintiff brought this action on behalf of shareholders of Imperial Sugar against the members of the Imperial Sugar Board for alleged breaches of fiduciary duties in connection with the Offer and Merger. The petition alleges, among other things, that the members of the Imperial Sugar Board breached their fiduciary duties of loyalty, entire fairness, good faith and care. The petition also alleges that LDCLLC and Purchaser aided and abetted such purported breaches of fiduciary duties. The petition seeks, among other things, to enjoin the defendants, and anyone acting in concert with them, from consummating the Offer and Merger, an award of damages and an award of attorneys’ fees and other fees and costs, in addition to other relief.

On May 8, 2012, a putative shareholder derivative suit captioned Reading v. Sheptor, et al., Cause No. 12-DCV-198016, was filed in the District Court of Fort Bend County, Texas. The petition names as defendants the members of the Imperial Sugar Board, Imperial Sugar, as well as LDCLLC, LDCSH and Purchaser. The plaintiff brought this action derivatively on behalf of Imperial Sugar against members of the Imperial Sugar Board for alleged breaches of fiduciary duties in connection with the Offer and Merger. The petition alleges, among other things, that the members of the Imperial Sugar Board breached their fiduciary duties of loyalty, good faith, independence, and due care. The petition also alleges that LDCSH and Purchaser aided and abetted such purported breaches of fiduciary duties. The petition also alleges that members of the Imperial Sugar Board wasted corporate assets by entering into the Merger. The petition seeks, among other things, to enjoin the Offer and Merger and an award of attorneys’ fees and other fees and costs, in addition to other relief.

On May 8, 2012, the Imperial Sugar Board received a demand letter from counsel for a shareholder, Ruby G. Farish Trust, requesting that the Imperial Sugar Board take action to remedy breaches of fiduciary duties. Among other things, this demand letter contends that the sales process has not been fair, that there are preclusive deal protection devices and that the consideration shareholders are to receive in the Offer and Merger is not fair.

On February 2, 2012, a shareholder filed a derivative lawsuit in the District Court of Fort Bend County, Texas, styled as Piszko v. Imperial Sugar Company, et al., Cause No. 12-DCV-195994, alleging that Imperial Sugar’s current President and Chief Executive Officer, its current Senior Vice President and Chief Financial Officer, the current directors and a former director breached their fiduciary duties, were unjustly enriched and engaged in the waste of corporate assets. On February 3, 2012, another shareholder filed a nearly identical derivative lawsuit against Imperial Sugar’s current President and Chief Executive Officer, its current Senior Vice President and Chief Financial Officer, its current directors and a former director in the District Court of Fort Bend County, Texas styled as Cinotto v. Imperial Sugar Company, et al., Cause No. 12-DCV-196013. The complaints allege, among other things, that the defendants failed to establish and maintain adequate internal controls over the Port Wentworth refinery, made improper statements in press releases, SEC filings and other public disclosures and failed to establish and maintain disclosure controls in order to prevent the allegedly improper statements from being made. The complaints further allege that the defendants engaged in a conspiracy to aid and assist each other in masking the alleged breaches of duty, unjust enrichment and the waste of corporate assets. On February 22, 2012, plaintiffs filed an unopposed motion to consolidate the two derivative lawsuits. On March 2, 2012, Imperial Sugar and director and officer defendants filed an unopposed motion to stay the lawsuits pending the completion of an investigation by a special committee of the Imperial Sugar Board. Both motions remain pending before the court. On May 8, 2012, the Piszko and Cinotto plaintiffs filed a First Amended Shareholder Derivative Petition. In addition to the allegations asserted in its predecessor, this pleading claims that in connection with the Offer and Merger, the directors and officers breached their fiduciary duties to ensure the fairness of the transaction to shareholders, including by attempting to eliminate personal liability arising from the original petition by negotiating the sale of Imperial Sugar.

On May 10, 2012, a putative shareholder derivative lawsuit captioned McGowan v. Imperial Sugar Company, et al., Cause No. 12-DCV-198066, was filed in the District Court of Fort Bend County, Texas. The petition names as defendants Imperial Sugar, the members of the Imperial Sugar Board, as well as LDCLLC, LDCSH and Purchaser. The plaintiff brought this action derivatively on behalf of Imperial Sugar against the members of the Imperial Sugar Board for alleged breaches of fiduciary duties in connection with the Offer and Merger. The petition alleges, among other things, that the members of the Imperial Sugar Board breached their fiduciary duties of loyalty, good faith, due care and diligence. The petition also alleges that Imperial Sugar and LDCSH aided and abetted such purported breaches of fiduciary duties. The petition seeks, among other things, to enjoin the Offer and Merger, an award of damages and an award of attorneys’ fees and other fees and costs, in addition to other relief.

On May 14, 2012, the various parties filed with the District Court of Fort Bend County, Texas a stipulation and proposed order to consolidate the Smith, Oshea, Gruber, Del Parigi, Kahn, Reading and McGowan lawsuits and appoint an executive committee of plaintiffs’ counsel. Under the proposed order, the defendants are not required to file an answer until 30 days after the later of the entry of the order by the court or service of the consolidated amended petition. The consolidated amended petition was filed with the court on May 14, 2012. The nominal defendant Imperial Sugar and the defendants who are members of the Imperial Sugar Board filed an Amended Plea To Jurisdiction and Motion To Dismiss the consolidated case, arguing that the asserted derivative claims were barred by the failure to make a pre-filing demand as required by Texas law, and that plaintiffs would need to comply with a 90 day waiting period after making a demand. LDCSH and Purchaser joined that Amended Plea To Jurisdiction and Motion To Dismiss. On May 25, 2012, the Court held a hearing and granted the Amended Plea To Jurisdiction and Motion To Dismiss the consolidated case without prejudice.

On May 14, 2012, a putative shareholder class action lawsuit captioned Hrehniy v. Imperial Sugar Company, et al., Cause No. 12-DCV-198139, was filed in the District Court of Fort Bend County, Texas. The petition names as defendants Imperial Sugar, the members of the Imperial Sugar Board, as well as LDCLLC, LDCSH and Purchaser. The plaintiff brought this action on behalf of shareholders of Imperial Sugar against the members of the Imperial Sugar Board for alleged breaches of fiduciary duties in connection with the Offer and Merger. The petition alleges, among other things, that the members of the Imperial Sugar Board breached their fiduciary duties of candor, good faith, fair dealing and loyalty. The petition also alleges that Imperial Sugar, LDCLLC, LDCSH and Purchaser aided and abetted such purported breaches of fiduciary duties. The petition seeks, among other things, to enjoin the defendants, and anyone acting in concert with them, from consummating the Offer and Merger, an award of damages and an award of attorneys’ fees and other fees and costs, in addition to other relief. On May 18, 2012, the lawsuit was non-suited in the District Court of Fort Bend County, Texas.

On May 18, 2012, a putative shareholder direct and derivative lawsuit captioned Zaks v. Gaffney, et al., Cause No. 12-DCV-198238, was filed in the District Court of Fort Bend County, Texas. The petition names as defendants the members of the Imperial Sugar Board, as well as LDCSH and Purchaser. Imperial Sugar was named as a nominal defendant. The plaintiff brought this action directly on behalf of shareholders of Imperial Sugar and derivatively on behalf of Imperial Sugar against the members of the Imperial Sugar Board for alleged breaches of fiduciary duties in connection with the Offer and Merger. The petition alleges, among other things, that the members of the Imperial Sugar Board breached their fiduciary duties of care, loyalty, good faith, independence and candor. The petition also alleges that Imperial Sugar, LDCSH and Purchaser aided and abetted such purported breaches of fiduciary duties. The petition seeks, among other things, to enjoin the defendants, and anyone acting in concert with them, from consummating the Offer and Merger and an award of attorneys’ fees and other fees and costs, in addition to other relief. The Imperial Sugar Defendants filed a plea to the jurisdiction and motion to dismiss Zaks on May 23, 2012 and an amended plea to the jurisdiction and motion to dismiss Zaks on May 23, 2012. No notice of hearing has yet been served.

LDCLLC, LDCSH and Purchaser believe the plaintiff’s allegations in the above lawsuits lack merit and intend to contest them vigorously; however, there can be no assurance that LDCLLC, LDCSH and Purchaser will be successful in their defense.

(b) The second paragraph of Section 17 — “Certain Legal Matters; Regulatory Approvals — Antitrust Compliance” of the Offer to Purchase is hereby amended and restated as follows:

“On May 15, 2012, each of LDCLLC and Imperial Sugar filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer. The initial waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 PM on May 30, 2012, unless earlier terminated or LDCLLC or Imperial Sugar, as applicable, receives a request for additional information or documentary material prior to that time. On May 25, 2012, the FTC notified LDCLLC that early termination of the waiting period had been granted.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2012	Louis Dreyfus Commodities Subsidiary Inc.

	By:	/s/ Jan-Mikael Morn
		Name:	Jan-Mikael Morn
		Title:	President

LD Commodities Sugar Holdings LLC

	By:	/s/ Jan-Mikael Morn
		Name:	Jan-Mikael Morn
		Title:	Vice President

Louis Dreyfus Commodities LLC

	By:	/s/ Jan-Mikael Morn
		Name:	Jan-Mikael Morn
		Title:	President & Chief Executive Officer